VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2009 JAN 27 A

12 January 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

[redacted]

09045181

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

SUPPL

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

PROCESSED
JAN 29 2009
THOMSON REUTERS

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX RELEASE

Share Purchase Plan raises $0.72 million

31 December 2008, Sydney: Viralytics Limited (ASX: VLA) announced strong shareholder support in their recent share purchase plan, raising $0.72m through the allotment of approximately 18 million shares.

The additional capital will be used to fund the ongoing clinical evaluation of the company's lead product CAVATAK™, which is currently in various Phase I trials around Australia.

The Managing Director, Bryan Dulhunty said "the Company wished to thank shareholders for their ongoing support of the Company in these uncertain economic times. Shareholders have demonstrated their strong backing of the management's current development strategy."

It was noted that many shareholders expressed appreciation for the regular communications received from the Company. Viralytics will continue its strong commitment to shareholder communication, with regular shareholder updates. Where possible, the Company would like to email shareholders updates, instead of incurring mailing costs.

If you would like to receive future communications via email, simply send an email to Viralytics@viralytics.com to help us establish a database for future mailings.

The appendix 3b is attached.

Enquiries

Bryan Dulhunty
Managing Director

Tel: 02 9499-3200
Mobile: 0433 217 876
www.viralytics.com

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Ltd

ABN

12010657351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,916,956
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same as existing ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Proceeds from share purchase plan. Proceeds to be used for operating working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 December 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	299,138,460	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,550,000 1,020,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed (Director) Date: 31 December 2008

Print name: Bryan Dulhunty

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VIRALYTICS LTD**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul Hopper
Date of last notice	4 September 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Nominee company
Date of change	16 December 2008
No. of securities held prior to change	Nil
Class	Unlisted options
Number acquired	3,000,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	n/a
No. of securities held after change	3,000,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholder approval was given at the AGM held on the 18th November 2008 to issue to Paul Hopper or his nominee 3,000,000 unlisted options, with an exercise price of 7.5 cent, vesting 1/3rd per year, subject to remaining a director

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VIRALYTICS LTD**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Peter Molloy
Date of last notice	29 September 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 December 2008
No. of securities held prior to change	Nil
Class	Unlisted options
Number acquired	3,000,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	n/a
No. of securities held after change	3,000,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholder approval was given at the AGM held on the 18th November 2008 to issue to Peter Molloy or his nominee 3,000,000 unlisted options, with an exercise price of 7.5 cent, vesting 1/3rd per year, subject to remaining a director

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

RECEIVED

2009 JAN 27 A 7:-4

ASX Announcement

Pre-clinical research on EVATAK™ in human gastric (Stomach) cancer accepted for publication

19 December 2008, Sydney: Viralytics Limited (ASX: VLA) has received notice that publication of pre-clinical research data on the anti-cancer activity of its oncolytic virus candidate, EVATAK™ (Echovirus type 1), will be published shortly in the internationally acclaimed "Journal of Molecular Medicine". The research was conducted by staff at the University of Newcastle on behalf of Viralytics.

The peer reviewed article entitled, **"Regional administration of oncolytic Echovirus 1 as a novel therapy for the peritoneal dissemination of gastric cancer"** describes the positive oncolytic activity of EVATAK™ on laboratory cell cultures of human gastric (stomach) cancer and against gastric tumours grown in the peritoneal cavity (walls of the abdomen) of mice. The company will post an electronic link on its website to the published article when available online.

"The increasing data we're generating from pre-clinical trials of EVATAK™ against human ovarian, prostate and gastric cancers makes it a significant addition to our product pipeline, second in line to our lead product CAVATAK™," said the Company's Chief Scientific Officer, Professor Darren Shafren.

Earlier this year, Viralytics Limited received a Notice of Allowance from the United States Patent Office for its patent application covering the use of Echoviruses (including EVATAK™) for the treatment of all cancers (including gastric cancer) bearing expression of the integrin $\alpha_2\beta_1$. EVATAK™ is the trade name for Viralytics' proprietary formulation of the Echovirus Type 1.

The US National Cancer Institute (NCI) predicts that 21,500 Americans will be diagnosed with gastric cancer in 2008 and 10,880 will die from the disease. Treatment is dependant on stage and extent of the stomach cancer. Treatment options include surgery, chemotherapy and radiation therapy.

Enquiries:

Bryan Dulhunty
CEO and Managing Director
Viralytics Limited
Tel: 02 9499-3200

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). EVATAK™ is the trade name for Viralytics' proprietary formulation of the Echovirus Type 1 (EV1). CVA21 and EV1 are viruses that occur naturally in the community.CVA21 and EV1 attach to the outside of cells, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses the receptors, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF) to bind and infect target cells. Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others. EV1 uses the receptor, integrin $\alpha2\beta1$ to bind and infect target cells. Integrin $\alpha2\beta1$ has been demonstrated to be highly expressed on multiple cancer types, including: prostate cancer, ovarian cancer and others.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

Positive pre-clinical research results on CAVATAK™ in human brain cancer

9 December 2008, Sydney Australia: Viralytics Limited (ASX:VLA) Researchers from the University of Newcastle and Viralytics Limited have demonstrated the first step to "proof of concept" with the destruction of human brain tumours by CAVATAK™ , Viralytics' lead product. This pre-clinical collaboration with leading international neurosurgeon, Professor Abhijit Guha (University of Toronto, Canada) is investigating the oncolytic activity of CAVATAK™ in mouse models of human brain cancer.

Earlier this year, Dr. Gough Au from the University of Newcastle and Viralytics delivered a poster presentation covering the positive oncolytic activity of CAVATAK™ in laboratory cell cultures of human brain cancer at the HMRI Conference on Translational Cancer Research held 10-12 September, 2008 in Newcastle (available at www.viralytics.com under Scientific Publications).

More recently, researchers at the University of Newcastle have demonstrated the destruction of human brain tumours by CAVATAK™. In these studies, Glioblastoma multiforme (GBM) tumours were grown on the backs of immune-compromised mice. A single dose of CAVATAK™ was injected directly into the tumour. Approximately three weeks after the CAVATAK™ injection, little to no tumour deposits could be detected in the mice. However, tumours injected with a normal saline solution were shown to be expanding rapidly (see below).

Intratumoural Saline


CGA20081002113521

Intratumoural CAVATAK™


CGA20081002114610

Treatment of human GBM tumours in mice administered a single intratumoural injection of normal saline placebo or CAVATAK™. The Green-blue coloured staining indicates the presence of live deposits GBM tumour.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

"Data recently generated from the pre-clinical studies on the oncolytic activity of CAVATAK™ against laboratory cultures of GBM and initial mouse GBM xenograft studies is very exciting and warrants progression to higher levels of evaluation, prior to possible clinical evaluation" said Professor Guha.

Numerous biopsies of different types of human brain cancer supplied by Professor Guha have undergone biochemical analysis at the University of Newcastle. This testing has revealed that highest levels of the CAVATAK™ cell surface binding molecule (ICAM-1) were consistently present on cells from Glioblastoma Multiforme, the most aggressive form of glioblastoma. The presence of ICAM-1 is required to permit CAVATAK™ infection and destruction of the tumour cells.


SALINE
CAVATAK™
Tumour volume (mm³)
800
600
400
200
0
0
20
40
60
Days post tumour cell injection

Graph of CAVATAK™ -mediated reduction in GBM tumour volume. The red line shows almost complete reduction in tumour volume from CAVATAK™ treatment, while the blue line displays the rapidly increasing volume of GBM tumours treated with a normal saline placebo.

"The data being accumulated from this research collaboration supports findings in other cancer types previously generated in pre-clinical studies and from current Phase I clinical trials. The studies demonstrate the anti-cancer activity of CAVATAK™ when directly injected into solid tumours expressing high levels of ICAM-1 and/or DAF molecules" said Professor Darren Shafren, Viralytics Chief Scientific Officer.

The next phase in these pre-clinical studies is to administer CAVATAK™ into GBM tumours grown within the brains of immune-compromised mice.

Dr. Guha is Professor of Neurosurgery at the University of Toronto, and practices at the Toronto Western Hospital which is part of the University Health Network in Toronto, Canada. He is Co-Director and Senior Scientist at the Arthur and Sonia Labatt Brain Tumour Research Center, at the Hospital for Sick Children in Toronto. Further, Professor Guha is President of the Society for Neuro-Oncology in the USA, a multidisciplinary organization dedicated to promoting advances in neuro-oncology through research and education.

Malignant Gliomas are the most common tumours of the brain and central nervous system, and often respond poorly to surgery, radiotherapy and chemotherapy. The disease is often fatal, usually within 1-2 years of the onset of symptoms, despite conventional therapy. The USA based National Cancer Institute estimates 21,810 new cases will be diagnosed in the USA in 2008 from cancer of the brain and central nervous system , with over 13,000 deaths predicted in the same year.

Enquiries

Bryan Dulhunty
Managing Director

02 9499 3200
0433217876
www.viralytics.com

About Viralytics Ltd
Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

Viralytics to test CAVATAK™ in Head and Neck Cancer
Fourth clinical trial assessing CAVATAK™

---

9 December 2008, Sydney Australia: Viralytics Limited (ASX:VLA) has received approval to undertake a new phase I intratumoural (direct injection of accessible solid tumours) trial in Head and Neck Cancer, a solid tumour, a cancer previously unchallenged with CAVATAK™. Approximately 45,000 new cases of Head and Neck Cancer are diagnosed each year in the US (approximately six percent of all cancers).

The primary objective of the study is to determine the safety of CAVATAK™ given by intratumoural injection in the treatment of recurrent, inoperable tumours of the head and neck. Three groups of patients will receive single or multiple (3 or 6) intratumoural injections of CAVATAK™. There will be three patients in each group.

Secondary objectives include the evaluation of CAVATAK™ replication, immune response to CAVATAK™ and any evidence of anti-tumour activity. The trial will be conducted in an Australian hospital and details of the trial will be available shortly at www.clinicaltrials.gov.

Data obtained from this new trial, together with that already accumulated from existing clinical evaluations of CAVATAK™ in patients with late stage melanoma, breast and prostate cancer (solid tumours) will expand the product profile of tolerance, bio-availability and anti-cancer mode of action in solid tumours.

Direct injection of accessible solid tumours, like Head and Neck Cancer, achieves localized delivery of high concentrations of CAVATAK™, maximizing the potential for rapid tumour cell death and activation of favourable host anti-tumour immune responses. Such a delivery strategy also permits more accurate tumour measurement and scientific evaluation of the potency of CAVATAK™. Supporting data from the monitoring of virus levels in the blood and size of remote tumours provides additional clinical insight into the distribution and bio-activity of virus produced following CAVATAK™ replication in the treated tumour. The Company believes this data will facilitate the earliest route to commercialization.

Cancers of the head and neck, include cancers of the buccal cavity (cavity between the jaw and the cheeks), head and neck subset, larynx, pharynx, thyroid, salivary glands and nose/nasal passages. If caught early, the prognosis is excellent. However, about half of all cases of head and neck cancer are not identified until the disease is at an advanced stage

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Clinical update: CAVATAK™ testing in two additional clinical trials

Viralytics currently has two other clinical trials actively recruiting cancer patients in Queensland, Australia.

Viralytics' first phase I direct tumour injection dose escalation trial of CAVATAK™ in late stage melanoma patients, has commenced dosing in the final (and third) group. Patients receive 100 times the dose given to the first group of three patients. Interim results from this trial were presented at the HMRI Conference on Translational Cancer Research held in September 2008 in Newcastle. The preliminary data showed that some patients experienced reductions in the size of injected tumours, which coincided with the presence of serum bio-markers indicating possible anti-tumour immune responses

Viralytics' second phase I trial is an intravenous dose escalation trial of CAVATAK™ in late stage prostate, breast, melanoma cancer patients. In this trial, thirteen groups of two patients received either single or multiple intravenous infusions of CAVATAK™. Dosing of the second patient group has commenced. To date, the treatment has been well tolerated and there have been no serious adverse events attributable to CAVATAK™.

Enquiries

Bryan Dulhunty
Managing Director

02 9499 3200
0433217876
www.viralytics.com

About Viralytics Ltd

Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others

Overview Report

Equity | Australia
November 19, 2008

Viralytics Limited
(ASX: VLA)

[illegible]
Research Analyst

Company Description:

Viralytics is pioneering revolutionary new cancer therapies using oncolytic viruses to seek out and destroy cancer cells. Researchers have found that certain viruses have the capacity to preferentially target, infect and destroy cancer cells relative to normal healthy cells. The Company's lead product CAVATAK™ is a form of the Coxsackievirus A21 (CVA21). In human clinical trials, this naturally occurring virus has shown indications of efficacy at low doses, demonstrated rapid action, and has been well tolerated. The preliminary human data supports indications of anti-cancer activity of CAVATAK™ previously displayed in animal models. If CAVATAK™ continues to prove safe and effective in clinical trials, its low toxicity in combination with approved cancer therapies may make it a first choice product in cancer treatment.

The Company completed one small Phase I CAVATAK™ trial in late-stage melanoma patients in 2006 and currently has two Phase I CAVATAK™ clinical trials underway. The first of these current studies is a dose escalation trial in late-stage melanoma patients, administering CAVATAK™ intratumorally. Preliminary data from this trial indicates intratumoral administration of CAVATAK™ induced reductions in the size of some injected tumors. The second is a dose escalation trial in late-stage melanoma, prostate and breast cancer patients, administering CAVATAK™ intravenously. Based on results to-date, the Company believes advancing its CAVATAK™ clinical program to Phase II trials is warranted.

Informational Report Highlights:

- **CAVATAK™ advantages versus conventional cancer therapies**

Evidence suggests that CAVATAK™ may offer greater efficacy with fewer side-effects than existing cancer treatments. CAVATAK™ preferentially targets/infects cancerous cells and may remain in the body, continuing to replicate, until all targeted cancer cells are destroyed. The self-proliferating characteristic of CAVATAK™ may eliminate the need for extensive re-dosing. In addition, CAVATAK™ may demonstrate synergistic effects when used in combination with chemotherapy and other anti-cancer drugs.

- **International recognition of Viralytics technology**

Research by the Company's Chief Scientific Officer Darren Shafren and his colleagues regarding the potent oncolytic effects of CAVATAK™ has been published in *Clinical Cancer Research, Journal of Virology, International Journal of Cancer, British Journal of Hematology, Journal of Oncology* and other leading, peer reviewed journals.

In addition to current trials, Viralytics is expanding the range of cancers for potential clinical evaluation to include multiple myeloma, ovarian, brain, colorectal/gastric and head/neck cancers. CAVATAK™ has been awarded orphan drug status by the FDA for the treatment of late-stage melanoma.

Financial Data:

Price: 0.043
Market Capitalization (mln): ....AU$13.5
Shares Out standing (mln): 281.2
Float (mln): 215.4
Avg. Volume (90 day, approx.): 149,447
52 Week Range: $0.038-0.12
Exchange: ....Australian ASX



Recent Milestones:

- European and U.S. patents secured on core CAVATAK™ technology.
- Notice of Allowance by U.S patent office on core technology for a second product, EVATAK™.
- Phase I dose escalation intratumoral trials in melanoma and dose escalation intravenous trials in melanoma, breast and prostate cancer underway.
- Began discussions with the FDA regarding toxicity results, laying the groundwork for FDA-approved Phase II trials.
- Contracted with specialist U.S. manufacturer for scale-up of CAVATAK™ production.

Corporate Contact Information:

Viralytics Ltd.
PO Box 1045 Pymble Business Centre Pymble
Australia 2073
8/33 Ryde Road,
Pymble, Sydney, Australia 2073
Tel: 61 2 9499 3200
www.viralytics.com

Balance Sheet (AUD)	Jun 08
Cash	2,847,258
Working capital	2,497,928
Current Ratio	6.2x
Long-Term Obligations	0
LT Debt to Equity Ratio	0%

P&L Data:(000)	Jun 05	Jun 06	Jun 07	Jun 08
Revenues	703	70	523	355
Expenses	(8,028)	(8,061)	(4,493)	(4,036)
Operating Loss	(8,061)	(8,028)	(4,196)	(3,681)
Net Loss	(7,999)	(9,272)	(4,196)	(3,681)
EPS	(0.05)	(0.06)	(0.02)	(0.01)

Margin: (%)	Jun 05	Jun 06	Jun 07	Jun 08
Gross Margin	61.6	NM	3.1	NM
Operating Margin	NM	NM	NM	NM
Net Margin	NM	NM	NM	NM

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

8 December 2008

Viralytics Announces **Share Purchase Plan 2008**

- **19% discount** to market price (4 cents per share)
- **Minimum of $500** per shareholder (equal to 12,500 shares)
- **Maximum of $5,000** per shareholder (equal to 125,000 shares)
- **No brokerage** fees to pay
- Closes **22 December 2008**

Dear Shareholder

Opportunity for VLA shares at 19% discount to market

Viralytics is pleased to invite Eligible Shareholders to participate in the Viralytics 2008 Share Purchase Plan (**SPP**). The SPP provides the opportunity for existing shareholders to purchase new shares at a discount of **19%** to the average market price for the 5 days preceding this offer. You are able to purchase as little as $500 of shares or up to a maximum of $5,000 worth of shares. Under the SPP, you will pay no brokerage fees for your shares.

Your company has had a successful year in the development of CAVATAK™ and is set to reach more significant milestones in 2009. 2009 is expected to see:

- The completion of patient recruitment for the Phase I Intratumoural Melanoma (Solid tumour) trial early in the year
- The commencement and completion of new Solid tumour trials
- Developments within the Intravenous trial in late stage prostate, breast and melanoma cancer patients
- Continued discussions with the FDA to enable an IND application

Highlights of the past year were:

- Conference presentation and release of promising preliminary human clinical data
- Granting of European and US cornerstone patents
- Establishing an international presence, highlighted by the commencement of discussions with the FDA, manufacture of product in the USA and the appointment of an European representative
- Appointment of two independent US based non-executive directors

The success of these developments is reflected in increasing press coverage for the Company as evidenced by recent articles in the *Sydney Morning Herald* and the Melbourne *Sun Herald*. Viralytics has also been and continues to be supported by one of Australia's preeminent business investment writers in his monthly published investment column.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

In addition, US-based Virathius Research recently completed a detailed and positive analysis of your company, which has been has been distributed world-wide by Viriathus. The report was commissioned by Viralytics to enhance investor knowledge about the Company. **We have enclosed the front summary page of this report for your information. If you wish to read the entire report the report is available from our website - www.viralytics.com.**

The SPP will be available to persons who are registered as shareholders at 7:00pm (Sydney time) on 5 December 2008 (**Record Date**), and having a registered address in Australia (**Eligible Shareholders**). Instructions on how to apply for a share allocation and key terms of the offer are contained in the enclosed SPP documentation.

As indicated at the Annual General Meeting held on 18 November 2008, the Company is also looking at the placement of shares with professional and sophisticated investors. No offers have been made at the date of this letter. The terms of any offer the Company may make under a placement may be different to the terms of this SPP, as an offer under an SPP is closely regulated and cannot be varied from that prescribed in the Corporations Act. The maximum discount that can be offered under an SPP is 20%.

You would be aware from the Annual Report and the continuous disclosure releases the Company makes, that the Company does not generate revenue at this time so it needs to raise funds to maintain the ongoing operations of the Company. You would also be aware of the current difficult share market conditions so the ability to raise sufficient funds is not assured. Viralytics' 2008 Annual Report and Financial Statements for 30 June 2008 are available from the ASX website www.asx.com.au or from the Viralytics website (www.viralytics.com).

The SPP is entirely voluntary and will enable Eligible Shareholders, regardless of the number of shares they hold in Viralytics on the Record Date, to subscribe for a maximum of 125,000 ordinary shares at $0.04 per share, being a maximum subscription of $5,000 per Eligible Shareholder. Shareholders can subscribe for a minimum parcel of $500 (or 12,500 Shares).

The issue price of shares under this SPP is less than or equal to the market price during the 30 days up to and including 5 December 2008. The market price of VLA shares may change between the date of this offer and the date when shares are issued to an applicant under the SPP. If this occurs it would effect the relative price or market value of the shares which the applicant receives having regard to the market price under the SPP. It may be higher or lower than the price paid by the applicant. This means the applicant may hold shares the value of which is higher or lower than the market price and they may make a gain or loss if they sold the applicable shares (as well as giving rise to potential accounting and taxation consequences).

Attached is a copy of the SPP booklet and rules. This document is important and requires your immediate attention.

Important dates:

Record Date	*5 December 2008 (7.00pm Sydney time)*	*Date for determining Eligible Shareholders*
Opening Date	*8 December 2008*	*Share Purchase Plan opens*

Closing Date	*22 December 2008*	*Share Purchase Plan closes at 4.00pm (Sydney time) on this date*
Allotment Date	*29 December 2008*	*Shares to be issued under Share Purchase Plan are allotted*
Dispatch Date	*30 December 2008*	*Confirmation of transaction dispatched to shareholders (Allotment Notice)*
Quotation Date	*31 December 2008*	*At which time Shares are expected to be traded on ASX*

This offer closes at 4pm (Sydney time) on 22 December 2008. For further information, contact the Company on 02 9499 3200.

The funds raised under this SPP are vital to help the Company remain in a financially strong position while it reaches the next stage in the development of potentially non-invasive, non toxic treatments of a range of cancers. Your continued support as shareholders is appreciated.

On behalf of the Board

Bryan Dulhunty
Managing Director

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX RELEASE

Viriathus Research commences institutional coverage on Viralytics

21 November 2008, Sydney: Global investment bank Viriathus Holdings LLC has published a comprehensive research report on Viralytics Limited (ASX: VLA). The study assesses the company's technology and product portfolio and positions Viralytics in the global virotherapy market.

The report can be accessed through the link www.viralytics.com/viriathus. It is intended that a copy of this report will be sent to all shareholders.

Sarah Prince
Company Secretary

END

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351